UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Greif, Inc.

(Name of Issuer)

Class B Common Stock, without par value

(Title of Class of Securities)

397624 20 6

(CUSIP Number)

Robert E. Armstrong

c/o Nob Hill Fiduciary Company

100 West Liberty Street, 10th Floor

Reno, Nevada 89501

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

SCHEDULE 13D/A

(Amendment No. 1)

CUSIP No.: 397624 20 6

(1)	Name of reporting person Nob Hill Fiduciary Company
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Nevada corporation
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 2,150,360 shares of Class B Common Stock (as of December 27, 2012)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 2,150,360 shares of Class B Common Stock (as of December 27, 2012)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 2,150,360 shares of Class B Common Stock (as of December 27, 2012)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 9.7%
(14)	Type of reporting person CO

SCHEDULE 13D/A

(Amendment No. 1)

CUSIP No.: 397624 20 6

(1)	Name of reporting person Nob Hill Trust
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Not applicable (trust has no designated place of organization)
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 2,127,026 shares of Class B Common Stock (as of December 27, 2012)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 2,127,026 shares of Class B Common Stock (as of December 27, 2012)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 2,127,026 shares of Class B Common Stock (as of December 27, 2012)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 9.6%
(14)	Type of reporting person OO (trust)

3

SCHEDULE 13D/A

(Amendment No. 1)

CUSIP No.: 397624 20 6

(1)	Name of reporting person Nob Hill Trust II
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Not applicable (trust has no designated place of organization)
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 23,334 shares of Class B Common Stock (as of December 27, 2012)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 23,334 shares of Class B Common Stock (as of December 27, 2012)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 23,334 shares of Class B Common Stock (as of December 27, 2012)
(12)	Check box if the aggregate amount in row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.1%
(14)	Type of reporting person OO (trust)

4

SCHEDULE 13D/A

(Amendment No. 1)

CUSIP No.: 397624 20 6

(1)	Name of reporting person Daniel J. Gunsett
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 2,153,360 shares of Class B Common Stock (as of December 27, 2012)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 2,153,360 shares of Class B Common Stock (as of December 27, 2012)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 9.7%
(14)	Type of reporting person IN

5

ITEMS 1 THROUGH 7 OF

SCHEDULE 13D/A (AMENDMENT NO. 1)

FOR THE REPORTING PERSONS NAMED HEREIN

Explanatory Note

This Schedule 13D/A (Amendment No. 1) (this “Amended Schedule 13D”) is being filed jointly on behalf of Nob Hill Fiduciary Company, the Nob Hill Trust, the Nob Hill Trust II and Daniel J. Gunsett (“Mr. Gunsett”).

As previously reported, Nob Hill Fiduciary Company is the sole trustee of both the Nob Hill Trust and the Nob Hill Trust II, having been appointed as the successor trustee of these trusts on December 29, 2011. On November 8, 2012, the Board of Directors of Nob Hill Fiduciary Company passed a resolution authorizing the Secretary of Nob Hill Fiduciary Company to vote the shares of Class B Common Stock (as defined herein) held in each of these trusts. Mr. Gunsett is the current Secretary of Nob Hill Fiduciary Company and, as such, may be considered as beneficially owning the shares of Class B Common Stock held in each of these trusts. Mr. Gunsett is also director of Greif, Inc.

Item 1.	Security and Issuer

This Amended Schedule 13D pertains to the Class B Common Stock, without par value (the “Class B Common Stock”), of Greif, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 425 Winter Road, Delaware, Ohio 43015.

Item 2.	Identity and Background

(a)	This Amended Schedule 13D is being filed on behalf of Nob Hill Fiduciary Company, the Nob Hill Trust, the Nob Hill Trust II and Daniel J. Gunsett (individually, a “Reporting Person” and collectively, the “Reporting Persons”).

(b)	The business address of each Reporting Person:

Nob Hill Fiduciary Company

100 West Liberty Street, 10th Floor

Reno, Nevada 89501

Attention: Robert E. Armstrong, President

Nob Hill Trust

c/o Nob Hill Fiduciary Company, Trustee

100 West Liberty Street, 10th Floor

Reno, Nevada 89501

Attention: Robert E. Armstrong, President

Nob Hill Trust II

c/o Nob Hill Fiduciary Company, Trustee

100 West Liberty Street, 10th Floor

Reno, Nevada 89501

Attention: Robert E. Armstrong, President

Daniel J. Gunsett

Baker & Hostetler LLP

65 East State Street, Suite 2100

Columbus, Ohio 43215

(c)	Present Principal Occupation or Employment of each Reporting Person:

Nob Hill Fiduciary Company: Trust fiduciary services

Nob Hill Trust: Not applicable

Nob Hill Trust II: Not applicable

Daniel J. Gunsett: Attorney

(d)	Conviction in Criminal Proceedings: No Reporting Person has been, during the last five years, convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Party to Civil Proceeding: No Reporting Person has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship of each Reporting Person:

Nob Hill Fiduciary Company: A Nevada corporation

Nob Hill Trust: Not applicable

Nob Hill Trust II: Not applicable

Daniel J. Gunsett: United States of America

Item 3.	Source and Amount of Funds or Other Consideration

On November 14, 2007, the Nob Hill Trust and the Nob Hill Trust II were created by the division of the Naomi C. Dempsey Trust. On December 11, 2007, the Naomi C. Dempsey Trust transferred 2,127,026 shares and 23,334 shares of Class B Common Stock to the Nob Hill Trust and the Nob Hill Trust II, respectively.

In addition to the shares of Class B Common Stock that he may be considered as beneficially owning as the Secretary of Nob Hill Fiduciary Company, Mr. Gunsett is the owner of 3,000 shares of Class B Common Stock. Mr. Gunsett acquired these shares with his personal funds in market transactions on the New York Stock Exchange at prevailing market rates.

Item 4.	Purpose of Transaction

Except as otherwise described in this Item 4, no Reporting Person has any individual plans or proposals which relate to or would result in: (a) the acquisition or disposition of additional securities of the Company; (b) an extraordinary corporate transaction involving the Company and any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from the New York Stock Exchange; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Ms. Gunsett is a director of the Company. Changes to the Company’s present board of directors may occur as a result of persons nominated for election as directors by the board of directors or a committee thereof and who are subsequently elected by the Company’s Class B stockholders.

Item 5.	Interest in Securities of the Issuer.

(a)	The Nob Hill Trust is the beneficial owner of 2,127,026 shares of Class B Common Stock representing 9.6% of the outstanding shares of Class B Common Stock. The Nob Hill Trust II is the beneficial owner of 23,334 shares of Class B Common Stock representing 0.1% of the outstanding shares of Class B Common Stock. As the sole trustee of each of these trusts, Nob Hill Fiduciary Company is also considered the beneficial owner of these shares. The Board of Directors of Nob Hill Fiduciary Company has passed a resolution authorizing the Secretary of Nob Hill Fiduciary Company to vote the shares of Class B Common Stock held in each of these trusts. Mr. Gunsett is the current Secretary of Nob Hill Fiduciary Company.

Mr. Gunsett is also the owner of 3,000 shares of Class B Common Stock representing less than 0.1% of the outstanding shares of Class B Common Stock.

(b)	Nob Hill Fiduciary Company, in its capacity as trustee, has the sole power to vote and dispose of 2,150,360 shares of Class B Common Stock, as represented by the 2,127,026 shares held by the Nob Hill Trust and the 23,334 shares held by the Nob Hill Trust II. As described above, the Board of Directors of Nob Hill Fiduciary Company has passed a resolution authorizing the Secretary of Nob Hill Fiduciary Company, currently Mr. Gunsett, to vote the shares of Class B Common Stock held in each of these trusts.

In addition, Mr. Gunsett has the sole power to vote and dispose of 3,000 shares of Class B Common Stock.

(c)	No transactions in shares of Class B Common Stock were effected during the past 60 days by any of the Reporting Persons.

(d)	A total of 1,500,000 shares of Class B Common Stock beneficially owned by the Nob Hill Trust have been pledged as collateral security for the repayment of a loan made by a bank to this trust. In the event of a default under the terms of such loan, the bank could exercise its right to receive, or the power to direct the receipt of, dividends paid on these shares or exercise its right to receive, or the power to direct the receipt of, proceeds from the sale of these shares. Except as set forth in the preceding sentence, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Class B Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

A total of 1,500,000 shares of Class B Common Stock beneficially owned by the Nob Hill Trust have been pledged as collateral security for the repayment of a loan made by a bank to this Trust. This pledge is evidenced by customary stock pledge and other loan agreements to secure the collateral pledged thereunder. Except as set forth in the preceding sentence, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between any of the Reporting Persons and any other person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits

Exhibit A: Joint Filing Agreement dated December 28, 2012, by and among each of the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

December 28, 2012	NOB HILL FIDUCIARY COMPANY

	By	/s/ Robert E. Armstrong
Robert E. Armstrong, President

December 28, 2012	NOB HILL TRUST

By Nob Hill Fiduciary Company, Trustee

		By	/s/ Robert E. Armstrong
Robert E. Armstrong, President

December 28, 2012	NOB HILL TRUST II

By Nob Hill Fiduciary Company, Trustee

		By	/s/ Robert E. Armstrong
Robert E. Armstrong, President

December 28, 2012	By	/s/ Daniel J. Gunsett
Daniel J. Gunsett